Exhibit 99.6

CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the Annual Information Form (“AIF”) and the Management’s Discussion and Analysis (the “MD&A”) of Platinum Group Metals Ltd. (the “Company”) for the year ended August 31, 2017 of references to, and the information derived from, the report titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study”, dated effective October 17, 2016, and to the references, as applicable, to the undersigned’s name included in or incorporated by reference with respect to the disclosure of technical and scientific information contained in the AIF and MD&A (the “Technical Information”). The undersigned further consents to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-213985), as amended and supplemented, filed with the United States Securities and Exchange Commission, of the references to the undersigned’s name and the Technical Information in the AIF and MD&A.

/s/ Robert L. Goosen
Robert L. Goosen
Date: November 29, 2017